Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

December 18, 2020

VIA EDGAR TRANSMISSION

Mr. Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 31 to the Trust’s Registration Statement on Form N-1A (the     “Amendment”)
File Nos. 333-227298, 811-23377

Dear Mr. Be:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on December 2, 2020 with respect to the Amendment and the Trust’s series, Sound Fixed Income ETF, Sound Enhanced Fixed Income ETF, Sound Equity Income ETF, Sound Enhanced Equity Income ETF, and Sound Total Return ETF (each a “Fund” and collectively, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus
All Funds
1.Please provide a completed Fees and Expenses table as well as the completed Expense Example for each Fund prior to effectiveness.
Response: Each Fund’s completed fee table and expense example are as shown in the attached Appendix A.
2.Explain how Other Expenses were estimated and how it was determined the estimate is reasonable.
Response: The Trust notes that the Investment Advisory Agreement for the Funds obligates the Adviser to pay each Fund’s operating expenses, subject to certain exceptions (defined in the Prospectus as “Excluded Expenses”), and each Fund is not expected to incur any Excluded Expenses during its initial fiscal year (other than Acquired Fund Fees and Expenses, as shown in Appendix A for the Fixed Income ETF and Enhanced Fixed Income ETF). The Trust believes that the estimated Other Expenses for each Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.
3.Please consider re-ordering the principal risks in Item 4 and Item 9 of Form N-1A in order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018). See also ADI 2019-08, “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed the Funds’ Principal Investment Risk disclosures and confirms that it has tailored the risks appropriately to each Fund and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading.
4.With respect to ETF Risks – Cash Redemption Risk, for clarity, please indicate the Funds to which the risk relates versus the Funds to which the risk does not relate.
Response: The Trust responds by revising the parenthetical to the Cash Redemption Risk disclosure as follows:

“Cash Redemption Risk (Fixed Income ETF, Enhanced Fixed Income ETF and Enhanced Equity Income ETF only).”
Sound Fixed Income ETF and Sound Enhanced Fixed Income ETF
5.Explain in plain English the term “option-adjusted spread” as used in the sentence “The Sub-Adviser considers the expected return of each security taking into account the yield, duration, and option-adjusted spread of individual debt securities.”
Response: The Trust responds by adding the following disclosure to the Principal Investment Strategies section:
“The option-adjusted spread (OAS) measures the difference in yield between a debt security with an embedded option, such as a callable bond, and a debt security with no embedded option, such as U.S. Treasuries. OAS considers how a debt security’s embedded option can change the future cash flows and thus the overall value of the security.”
6.Please revise in plain English the following sentence: “The Sub-Adviser calculates an expected return implied by the yield curve of each component group, then adjusts the Fund’s portfolio and position weightings for each component group with the goal of building a portfolio of securities the Sub-Adviser believes are mispriced given the perceived risk of the underlying issuer.”
Response: The Trust responds by revising the disclosure as follows:
“The Sub-Adviser estimates expected returns based on a yield component (spread above U.S. Treasuries) and a capital appreciation component (price appreciation or depreciation) for each component group. The Sub-Adviser will then make any needed adjustments to securities in the Fund’s portfolio or their weightings, with the goal of purchasing securities that the Sub-Adviser believes are inexpensive relative to other securities in the same or similar asset class.”
7.The Staff notes that the Sub-Adviser will perform a fundamental, bottom-up analysis that considers leverage and cash flow over a 12-24 month period based on public filings. Given the significant disruption arising from the COVID-19 pandemic, and other events, please provide additional strategy and risk disclosure addressing the data and analysis performed to assess the credit risk of an investment. For example: has COVID-19 caused the Sub-Adviser to rethink the data and models relied on; how is the Sub-Adviser distinguishing transitory versus secular business disruptions when making investment decisions; does the Sub-Adviser believe historical investment trends and data relationships will continue and, if not, how is the Sub-Adviser reconsidering its analysis in response; and, has COVID-19 caused the Sub-Adviser to reconsider making allocations to particular industries and sectors and the types of covenants it considers necessary.
Please note that these are examples only. The Staff’s comment seeks to understand how recent events affect the Fund’s investment operations and process as this may affect Fund investment in ways that should be reflected in revised disclosure. Please explain or revise as necessary.
Response: The Trust responds by supplementally explaining that the Sub-Adviser evaluates sectors and lowers allocation to any area that the Sub-Adviser perceives to be overexposed to risk relating to the COVID-19 pandemic, as applicable. The Trust supplementally discloses that, during the pandemic, the Sub-Adviser is more heavily considering the “burn rate” of companies, to reduce potential risk. The Sub-Adviser’s calculation of burn rate considers whether a company would be able to manage its debt/interest payments, along with its capital expenses, if the company earned zero revenue over a 6-12 month period (i.e., cash inflow + liquid assets – cash outflow = positive or negative, and the duration a company could go with little to no inflows). The Trust further explains that the Sub-Adviser will maintain low allocation to certain sectors that have been adversely effected by the COVID-19 pandemic, but the Sub-Adviser believes most business disruptions caused by the COVID-19 pandemic to be transitory and expects most sectors that were materially and negatively affected to rebound in time.
8.Regarding the statement that “Under normal market conditions the Fund will invest at least 80% . . . in fixed income securities,” please note ETF investments should be limited to ETFs that have an 80% policy tied to fixed income.
Response: The Trust responds by supplementally confirming that, for purposes of compliance with the Fund’s 80% policy, ETF investments will be limited to ETFs that have an 80% policy tied to fixed income securities.

9.If the Fund intends to target a particular duration, please revise the disclosure to address and provide an example of duration.
Response: The Trust responds by supplementally confirming that the Funds do not intend to target a particular duration.
Sound Enhanced Fixed Income ETF
10.The disclosure notes that the Fund is an actively-managed ETF investing in fixed income securities. The Fund’s investment objective is current income while providing the opportunity for capital appreciation. Please explain how the Fund’s strategy of investing in fixed income securities is expected to result in capital appreciation.
Response: The Trust responds by supplementally explaining that the Sub-Adviser expects the Fund’s strategy to provide opportunity for capital appreciation from its investments in BDCs, REITs, and ETFs, which are all securities that offer income. Since these securities are, technically speaking, common stock, they may, and often do, appreciate in value. In addition, fixed income securities may appreciate in value. For example, bonds purchased at a discount, under normal circumstances, increase in value toward par as the maturity date draws closer. If a bond is upgraded or the perceived risk of the underlying company falls, there is usually an “appreciation” of the bond in price and this can also equate to capital appreciation.
11.With a view to improving disclosure, explain briefly what makes this Fund “enhanced.” Staff notes the only difference identified in the disclosure is investments in business development companies (“BDCs”) and real estate investment trusts (“REITs”). If the Fund intends to invest significantly in BDCs and REITs as part of the “enhanced” strategy, please discuss the significance of such strategies.
Response: The Trust responds by supplementally confirming that the Fund’s investments in BDCs and REITs are the investment strategy components that differentiate this Fund from the Sound Fixed Income ETF. The Trust confirms that disclosure will be added stating that investments in BDCs and REITs are intended to provide an “enhanced” strategy because these securities typically pay a higher yield than traditional investment-grade bonds and preferred securities.
Sound Equity Income ETF
12.The Fund’s investment objective states that it is seeking dividend yield as a primary objective and capital appreciation as a secondary objective. Discuss the extent to which the Fund will pursue each objective.
Response: The Trust responds by supplementally explaining that the primary objective of the Fund is to invest in high dividend paying stocks in order to generate income for shareholders. Therefore, all portfolio securities must pay a dividend or indicate the intent to pay a dividend in the very near future. The Fund targets a total portfolio dividend yield that is at least two times that of the S&P 500 Index. This goal is achieved by investing in stocks that pay over twice the yield of the S&P 500 Index at purchase. As stocks go up in price, their yields naturally fall, so some companies may yield below the two times index threshold. So long as the portfolio yield as a whole exceeds two times the yield of the S&P 500 Index, the objective of the Fund is met, even if individual stocks may fall behind.
The secondary objective of the Fund is to invest in companies that are expected to grow their earnings per share faster than the rate of inflation, and in many cases faster than similar companies that are valued at the same price-to-earnings, price-to-book or enterprise value/EBITDA measures. Many of these companies have specific catalysts that would explain why there are expectations for positive net economic growth. As such growth is realized, or perceived, these stocks should appreciate in value. This objective is achieved by selecting stocks based on fundamental analysis that indicates the companies should enjoy earnings growth and/or a valuation re-rating higher over time.
Sound Enhanced Equity Income ETF
13.The Sound Enhanced Equity Income ETF’s Principal Investment strategies states “The Fund will seek to enhance equity returns by writing call options on individual equity securities held in the Fund’s portfolio.” Please make this disclosure sentence about what makes this Fund “enhanced” more prominent. In addition, please discuss this strategy in more detail, including how the Fund will determine which options to write.

Response: The Trust responds by confirming that it will move this sentence to a more prominent location within the Principal Investment Strategies section and include a new second paragraph within the section as follows:
“The Fund will seek to enhance equity returns by writing call and put options on individual equity securities held in the Fund’s portfolio. The Fund may write a call or put option when such option appears to be mispriced in order to increase the Fund’s income with option premiums. Any written call or put option would be covered by securities or cash. In the case of writing covered calls, the Sub-Adviser seeks to identify situations where the option premium appears to be too high, based on the known prospects for business growth or price appreciation, so the Fund can earn a higher return collecting the option premium than it expects to earn holding the stock and collecting the dividends alone. The Fund will write put options on the securities of companies the Fund either holds or intends to purchase and that the Sub-Adviser believes to be undervalued and attractive to purchase at lower prices.”
14.The disclosure in Item 9, Additional Information about the Funds, states that the Fund will write put options on securities the Fund holds or intends to purchase. Please revise the disclosure to disclose the effects of that strategy.
Response: The Trust responds by adding the following disclosure to Item 9:
“The Fund intends to write put options when the Sub-Adviser calculates that the Fund will collect an option premium or purchase a security at a price that the Sub-Adviser believes to be lower than fair value; however, the strategy may result in the Fund paying a higher price than otherwise would be paid for the security without such an option, thereby increasing the security’s cost and reducing its yield.”
Sound Total Return ETF
15.Explain what types of data the Fund will use to determine if a stock is “undervalued.”
Response: The Trust responds by supplementally explaining that rating a stock as “under-valued” or “over-valued” is most often based on comparing the valuation metrics, such as price-to-earnings, price-to-book, enterprise value-to-sales, enterprise value/EBITDA of that stock to similar companies in the market and to its historical trading ranges. When a stock’s current or projected valuation multiples are above what similar companies are trading at, or where it has traded in the past relative to the market, or itself, it is then often said to be “over-valued.” Similarly, when a stock is trading at valuation metrics below its peers or historical averages, it is often said to be “under-valued.”
Because each industry and company type have their own industry standard metrics, universal benchmarks do not apply. For example, financial companies are most often evaluated on price-to-book, return on equity, and return on assets bases, while retail stocks are evaluated on price-to-earnings and return on invested capital bases. The Sub-Adviser reviews the industry-appropriate measures for each company, and factor in the current interest rate backdrop, which greatly impacts capitalized metrics, such as price-to-earnings, price-to-book and enterprise value/EBITDA measures.
The Trust has added the following disclosure to the Fund’s Principal Investment Strategies section:
“The Sub‑Adviser uses industry-appropriate measures, such as price-to-earnings ratio, price-to-book value, or enterprise value/EBITDA measures, to determine the valuation of a company and its stock.”
If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

Appendix A
Fees and Expenses of the Sound Fixed Income ETF
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.40%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses [1]	0.12%
Total Annual Fund Operating Expenses	0.52%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $53	3 Years: $167
_______________________
Fees and Expenses of the Sound Enhanced Fixed Income ETF
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.49%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.12%
Total Annual Fund Operating Expenses	0.61%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $62	3 Years: $195
A-1

_______________________
Fees and Expenses of the Sound Equity Income ETF
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.45%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.45%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $46	3 Years: $144
_______________________
Fees and Expenses of the Sound Enhanced Equity Income ETF
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.68%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.68%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $69	3 Years: $218

A-2

_______________________
Fees and Expenses of the Sound Total Return ETF
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.59%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.59%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $60	3 Years: $189
A-3